Acorns Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended September 30, 2018

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69294

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2017 AND ENDING 9/30/2018
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acorns Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19900 MacArthur Boulevard, Suite 500
(No. and Street)

Irvine   CA   92612
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colin Lam   949-438-4245
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8800 East Raintree Drive, Suite 210   Scottsdale   AZ   85260
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Colin Lam _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Acorns Securities, LLC _____, as
of September 30th _____, 20 18 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Financial and Operations Principal
_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors
Acorns Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acorns Securities, LLC (the "Company") as of September 30, 2018, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Scottsdale, Arizona
November 29, 2018

We have served as the Company's auditor since 2015.

Acorns Securities, LLC
Statement of Financial Condition
September 30, 2018

Assets

Cash and cash equivalents	$	959,845
Cash and securities segregated per regulations		1,108,588
Receivable from clearing organizations		16,619,800
Deposit at clearing firm		50,000
Securities held at clearing firm		555,866
Receivable from affiliate		323,521
Prepaid expenses		20,023
Equipment and furniture, net		3,130
Total assets	$	**19,640,773**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	217,132
Payable to customers		16,501,482
Payable to affiliate		12,349
Deferred rent liability		6,861
Total liabilities		16,737,824

Commitments and contingencies (Note 8)

Member's equity

Member's equity		2,902,949
Total member's equity		2,902,949
Total liabilities and member's equity	$	**19,640,773**

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Acorns Securities, LLC (the "Company") was organized in the State of Delaware on April 9, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Acorns Grow, Inc. (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(a)(1)(ii), the Company maintains subaccounts pursuant to an omnibus arrangement with a clearing broker. The Company also transmits block trade and other orders placed by its affiliated investment adviser, Acorns Advisers, LLC.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company earns brokerage and custodial service fees from its affiliate Acorns Advisers, LLC (the "Advisers") by maintaining accounts, holding assets and effecting securities transactions for Advisers' clients. Fees are recognized when earned.

During this fiscal year, the Company also earned a one-time non-objecting beneficial owner fees of $370,420 from Broadridge Investor Communication Solutions, with which the Company had a Proxy Agreement until April 2018.

The Company does not actively trade securities of its own except to effect customer transactions. Securities held by the Company are traded on major stock exchanges and stated at market value.

Equipment and furniture are stated at cost. Depreciation is provided on a straight-line basis using estimated lives of 3 to 7 years. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination.

NOTE 2: CASH SEGREGATED UNDER SECURITIES REGULATIONS

At September 30, 2018, cash of $1,108,588 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 3: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2018 was $50,000.

NOTE 4: FAIR VALUE OF SECURITIES OWNED

We apply fair value accounting for all financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts receivable, and accounts payable, it is estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no assets and liabilities measured at FV on a non-recurring basis at September 30, 2018. All securities held by the Company were exchange-traded funds. The following table presents the Company's securities that are measured at fair value on a recurring basis by fair value hierarchy at September 30, 2018:

Assets	Level 1	Level 2	Level 3	Total
Securities at fair value	$ 555,866	$ -	$ -	$ 555,866
Totals	$ 555,866	$ -	$ -	$ 555,866

NOTE 5: RECEIVABLE FROM CLEARING FIRMS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing brokers on an omnibus basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2018, the receivable from clearing firms was $16,619,800.

NOTE 6: EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

Equipment and furniture	$	14,796
Less: accumulated depreciation		(11,666)
Equipment and furniture, net	$	3,130

Depreciation expense for the year ended September 30, 2018 was $4,678.

NOTE 7: RELATED-PARTY TRANSACTIONS

The Company is affiliated through common ownership with Acorns Advisers, LLC ("Advisers"). During April of 2014, the Company and Advisers entered into a brokerage and custodial services agreement whereby the Company agrees to establish and maintain an account on its books and records for each client of the Advisers ("Clients") on an omnibus basis. Accordingly, the Company has established several omnibus accounts for the benefit of Clients which are maintained by another clearing broker. Furthermore, the Company is responsible for instructing the clearing broker to maintain possession or control of investments in these omnibus accounts free of any charge, lien, or claim of any kind in favor of the clearing broker or any person claiming through the clearing broker. For the year ended September 30, 2018, the Company earned $3,412,698 from Advisers in fees, of which $321,086 was receivable as of September 30, 2018.

In September 2013, the Company and the Parent entered into a technology license and services agreement whereby the Parent grants to the Company the right and license to utilize technology developed by the Parent for maintaining books and records for Clients and receiving orders from Advisers. The agreement was updated in October 2016 and then in January 2018 to include reimbursements for cybersecurity and gradually increase the total fee amount to $130,000 per month as of September 2018. For the year ended September 30, 2018, the Company paid $987,500 in technology licensing fees to the Parent.

In May 2015, the Company and the Parent entered into a sublease agreement whereby the Company agrees to sublease office space from the Parent. The Sublease will terminate in June 2021 or when Sublessor vacates the premises, whichever comes first. For the year ended September 30, 2018, the Company paid $15,660 in lease payments to the Parent.

In April 2015, the Company and the Parent entered into an expense sharing agreement whereby the Company agrees to reimburse the Parent payroll, equipment and other incidental expenses paid on behalf of the Company. The Parent further agrees to provide the Company general consumables, insurance and technology support at no additional charges. For the year ended September 30, 2018, the Company reimbursed $47,506 to the Parent per agreement. As of September 30, 2018, $12,349 was payable to the Parent and its other subsidiary.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 8: COMMITMENTS AND CONTINGENCIES

In April 2018, the Company entered into a four-year agreement with a third-party to provide investor communications services on behalf of the Company. Early Termination of this agreement may result in early-termination fees. At this time, management views the possibility of early termination as remote and cannot reasonably estimate the potential termination cost.

NOTE 9: GUARANTEES

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 460, *Guarantees* ("ASC 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2018 or during the year then ended.

NOTE 10: CONCENTRATION OF CREDIT RISK

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 29, 2018, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate indebtedness change day to day, but on September 30, 2018, the Company had net capital of $2,325,355 which was $1,998,691 in excess of its required net capital of $326,664.

NOTE 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED REGULATORY FOCUS REPORT

Net capital per unaudited schedule	$	2,325,355
Adjustments		(10,397)
Net capital per audited statements	$	2,314,958